Exhibit 21.1

Subsidiaries of the Registrant

Wholly-Owned Subsidiaries:

Winmark Group Limited, a British Virgin Islands company

Guangzhou Shouzhi Medical Institution Management Co. Ltd., a PRC limited liability company

Variable Interest Entity Subsidiaries Combined Under U.S. Generally Accepted Accounting Principles (as to which the Registrant does not have any direct or indirect equity ownership):

Guangdong Dongfang Hospital Co. Ltd., a PRC limited liability company